EXHIBIT 21.1

SUBSIDIARIES OF SOLIGENIX, INC.

The following represents a list of Soligenix, Inc.’s subsidiaries:

Name	Ownership	State of Incorporation
Enteron Pharmaceuticals, Inc.	100.00%	Delaware
Orasomal Technologies Inc.	75.30%	Delaware
BioDefense Corp.	100.00%	Delaware